For Immediate Release

COURT APPROVES FORDING PLAN OF ARRANGEMENT

CALGARY, February 20, 2003 – Fording Inc. (TSX/NYSE: FDG) today announced that the Court of Queen’s Bench of Alberta has approved the Plan of Arrangement involving Fording, Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan Board, Sherritt International Corporation and CONSOL of Canada Inc., which provides for the creation of the Fording Canadian Coal Trust. The approval was required since the conversion is proceeding by way of a court-supervised Plan of Arrangement under the Canada Business Corporations Act.

The final order of the Court was granted one day after more than 99% of securityholders voted in favour of the transaction.

“We are pleased that the Fording shareholders have shown such strong support for the creation of the Fording Canadian Coal Trust and our partnership with Teck Cominco in the Fording Coal Partnership,” said Mr. Michael Grandin, Chairman and Chief Executive Officer of the Fording Canadian Coal Trust. “We look forward to the combination of assets created by this transaction to generate consistent returns for unitholders of the Trust.”

Jim Gardiner, President of the Fording Canadian Coal Trust, said: “Our team here at Fording will work quickly with Teck Cominco to bring together the metallurgical coal properties. We look forward to fulfilling our promise to unlock value for unitholders and ensuring that Canadian metallurgical coal can remain competitive in world markets for decades to come. The Fording Canadian Coal Trust will be able to offer reliable, optimum blends of high quality Canadian coal to our steel customers around the world.”

Shareholders have until 4:00 p.m. (Mountain Standard Time) on Thursday, February 27, 2003 to submit their cash/unit election forms. Subject to the receipt of certain regulatory approvals, the Plan of Arrangement is expected to become effective on February 28, 2003.

Units of the Fording Canadian Coal Trust are expected to commence trading on a “when issued” basis on February 28, 2003 and to begin regular trading on March 5, 2003. The units will trade under the symbol “FDG.UN” on the Toronto Stock Exchange and under the symbol “FDG” on the New York Stock Exchange.

The creation of the Fording Canadian Coal Trust brings together Canada’s senior metallurgical coal mining properties to create a strong global competitor, capable of supplying approximately 25 million tonnes annually to the international steel industry. Fording is the world’s second largest producer of high quality metallurgical coal for export and the world’s largest producer of the industrial mineral wollastonite.

For further information contact:

Investors	Media
Mark Gow, CA	John Lute
Director, Investor Relations	Lute & Company
Fording Inc.	(403) 260 9876
(403) 260 9834	or (416) 929 5883 ex 222
mark_gow@fording.ca
www.fording.ca